Mail Stop 3561

June 7, 2006

Mr. Francis P. Jenkins, Jr.
Chairman of the Board and Chief Executive Officer
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

> **Re: Shermen WSC Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed on May 5, 2006; Amended May 9, 2006**
> **File No. 333-133869**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of this registration statement, please provide a copy of the letter, or arrange a call, from the NASD, confirming that it has finished its review and has no additional concerns regarding the underwriting arrangements in this matter.

2.   Prior to effectiveness of this registration statement, please confirm supplementally that you have resolved any outstanding state regulatory agency comments and that you have received clearance from all states where you have applied to have the units registered for sale.

3.   Please expand your discussion of how you determined the public offering price. In this regard, please disclose the factors you considered in determining to value this offering at $120,000,000 and to place $114,565,000 in the trust account to effect the business combination contemplated by the registration statement. Discuss the specific factors and motivations behind the valuation. We are interested in particular in the type, nature and results to date of any and all due diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate or an unrelated third party, concerning a potential business combination. The inquiry includes the time period before the company's corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Shermen WSC Acquisition Corp. Given management's extensive and high-level experience in the agriculture and financial services industries as senior executives and consultants, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

4.   Please provide us with a legal analysis as to how the company will comply with Section 280 or 281(b) of the Delaware General Corporation Law and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. See, e.g., risk factor ten at page 14. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.

5.   We note the disclosure throughout your registration statement that the initial per share liquidation price for shareholders will be $5.73, or 95.5% of the per unit IPO price of $6.00. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that the officer will be able to satisfy their indemnification obligations, as is also disclosed.

6.   We note that your initial business combination must be with a business where the aggregate consideration paid by you is at least equal to 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company in consideration greater than 80% of the amount held in the trust account. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

7.   Further discuss in an appropriate place the company's expectation as to whether the current management and directors will remain associated with the company after the consummation of the business combination. Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company's management and/or directors will be able to maintain their positions with the company post-business combination.

8.   We note that the registration statement covers "such indeterminable additional securities as may be issued as result of the anti-dilution provisions contained in the Warrants." Please revise the disclosure to provide that the indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Front Cover Page of Registration Statement

9.   Form S-1 does not provide a box to be checked in connection with Rule 434, which in any event has been rescinded. See Securities Act Release No. 8591 (Aug. 3, 2005). Accordingly, please delete the fifth sentence on the cover page.

Front Cover Page of Prospectus

10.   Please highlight the cross-reference to the risk factors section, as required by Instruction (5) to paragraph (b)(3) of Item 501 of Regulation S-K.

Prospectus Summary, page 1

11.   The prospectus states that management intends to focus its efforts on a business
        combination in the United States, but reserves the right to pursue both domestic
        and foreign opportunities. Because the target company may be either domestic or
        foreign, the disclosure required by Item 101 of Regulation S-K should include a
        discussion of how the company intends to conduct its search for a business
        combination candidate. The prospectus should state, among other things, whether
        the company will consider foreign companies early in the process, if they are
        presented to it.

12.   As a related matter, we note also that the non-competition provisions of the
        employment agreements between Royster-Clark, Inc. and Messrs. Jenkins and
        Moshenek, respectively, do not apply to businesses or entities outside the United
        States. Please discuss the extent to which this circumstance may incline the
        company to seek a foreign target company. We have further questions about the
        employment agreements, *infra*.

13.   The last sentence of the fifth full paragraph states, among other things, that, "…
        our management team is confident that there are a number of attractive business
        combinations that can be effected that should be able to capitalize on the growth
        in demand …" Please either provide support for, or delete, this statement.

14.   Please revise the disclosure under the subheading "Limited payments to directors,
        officer and stockholders" to detail the various fees, reimbursements and other
        cash flows being paid or eligible to be paid to the existing stockholders and/or
        officers, and directors in this offering. Such cash flows should be identified by
        type or source of cash flow, as well as the amount, if known. For example, please
        include the $9,950 per month payment to Shermen Capital Partners, an affiliate of
        Francis P. Jenkins, for office space and certain general and administrative
        services.

15.   We note the disclosure on page 7 and elsewhere that "[p]ublic stockholders voting
        against a business combination will be entitled to convert their stock into a pro
        rata share … of the amount held in trust … if the business combination is
        approved and consummated." In the case where stockholders vote against the
        business combination and exercise their conversion rights, please clearly disclose
        whether such stockholders would be able to convert their shares if either a
        majority vote against the business combination or more than 20% of the shares
        sold in the offering vote against the business combination and exercise their
        conversion rights resulting in the failure of the business combination.

16. We note the statement at page 7 that, if no business combination occurs, the company "will dissolve and promptly distribute only to our public stockholders the amount in our trust account, including the amount … representing the deferred portion of the underwriter's fee, plus any of our remaining net assets …" Please clearly indicate throughout the prospectus whether public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and in view of the disclosure that the company will use up to one-half of the interest earned on the trust to pay operating expenses. The company may want to consider adding a risk factor regarding the public stockholders' rights to the interest in view of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers.

Summary Financial Data, page 9, Capitalization, page 32 and Dilution, page 33

17. It is not clear to us how you computed the value of the common stock that may be converted to cash of $22,712,994. We would expect the amount to be $22,919,994 (3,999,999 X $5.73). Please provide your computation or revise accordingly.

18. Please revise the presentation of the disclosure in the summary financial data, the capitalization table and the dilution section to be consistent.

19. We note that in the "Summary Financial Data" section, you state that the working capital and total assets include $1,500,000, the maximum amount from one half of interest earned on the trust account. Since the amount of interest income that may be earned is not certain and is only assumed at $1,500,000, and such amounts will be spent on various expenses (as part $2,000,000 included in the "use of proceeds"), it may be confusing to include such $1,500,000 as though it is available now and to present "working capital" and "assets" in the "as adjusted" column. Please revise or advise.

Risk Factors, page 11

20. Risk factor nine at page 14 states that Mr. Jenkins will be personally liable to ensure that the proceeds in the trust account are not reduced by claims of vendors or target businesses if the company is unable to consummate a business combination and has to liquidate. Please disclose all steps that the company has taken to confirm that Mr. Jenkins has funds sufficient to satisfy his obligation to ensure that the trust account is not depleted.

21. In risk factor fourteen at page 16, the prospectus states that the company "may issue notes or other debt securities, or otherwise incur substantial debt" to complete a business combination. Please clarify what is contemplated by the second phrase.

22.   The seventeenth risk factor at page 17 addresses non-competition provisions in the respective employment agreements of Messrs. Jenkins and Moshenek with Royster-Clark, Inc. The discussion explains that these provisions may limit the number of potential target companies and make the company a less attractive buyer. A target company with operations similar to those of Royster-Clark, Inc. may need to dispose of them as part of a business combination with the company. The company cannot assure investors that the acquisition of a target business will not be challenged under the non-competition provisions. Please further describe these disadvantages in more detail. For example, it appears that a disposition of operations or assets would be costly and time-consuming; that the prospect of litigation with Royster-Clark would be a disadvantage to Messrs. Jenkins and Moshenek in any negotiations for employment with the target company; and that the company has limited time and funds available for a business combination.

23.   The twenty-fifth risk factor at page 20 states that, "… we believe that there are numerous potential target businesses that we could acquire …." Please either provide support for this statement or delete it as speculative.

24.   The twenty-sixth risk factor discusses the risk, among others, that the company may require additional financing through an issuance of equity or debt or other financing arrangement to complete a business combination. As a reason for this potential need, the prospectus cites, among other things, the company's obligation "to convert into cash a significant number of shares from dissenting stockholders." Please explain why, in the circumstances, the conversion obligation could make it necessary for the company to seek additional financing in order to complete a business combination.

        As a related matter we note the disclosure if additional financing were unavailable, the company could be "compelled" to "restructure or abandon" the particular business combination. Please describe what a restructuring could entail.

25.   In risk factor 31 on page 22, please include a discussion of Sec. 14 of the Securities Act of 1933 that provides for any provision binding a person acquiring any security to waive compliance with any provision of the 33 Act to be void.

Use of Proceeds, page 28

26.   Please revise to clarify the nature and amount of fees associated with the private placement.

27.   Please clearly indicate whether any of the reimbursements to stockholders, officers and directors will be for their payments to third parties for third parties' performance of due diligence.

28.   Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

29.   We note the following on page 30 that, "We have engaged CRT Capital Group LLC on a non-exclusive basis to act as our investment banker for our initial business combination, and we will pay CRT Capital Group LLC $1,000,000 at the closing of our initial business combination for assistance in structuring and negotiating the terms of our initial business combination." Since the company is committed to pay the investment banking fees, it appears that the use of proceeds table should be revised to include such fee of $1,000,000 as part of the use of proceeds consistent with the similar presentation of contingent underwriting discount of $2,400,000. Please revise or advise.

30.   We note the following disclosure on page 30 that "[w]e believe that, upon consummation of this offering, the amount of available proceeds from the sale of the founder warrants, approximately $500,000." The amount of proceeds from sale of warrants would appear to be $1,600,000. Please revise or advise.

Dilution, page 33

Numerator, page 34

31.   We note that the offering costs of $60,100 are accrued and excluded from net tangible book value before this offering and also deducted in arriving at the net proceeds from this offering of $115,065,000. Accordingly, it would appear that such offering costs ($60,100) should be added back in the computation of the numerator. Please revise or advise.

32.   We note you have reduced your numerator for deferred investment banking fees payable ($1,000,000). Considering such costs are contingent upon the consummation of a business combination and not a related offering cost, it is not clear why this amount is being deducted in arriving at your pro forma net tangible book value. Please advise or revise to remove the aforementioned costs from your computation.

Proposed Business, page 38

Effecting a Business Combination, page 40

33.   Under the subcaption, "Established deal sourcing network and sources of target businesses," the first full paragraph at page 41 states that the company believes that there are numerous companies that it may target. Please either provide support for this statement or delete it as speculative.

34.   With respect to the company's "established deal sourcing network," please explain whether any source or contact has taken any affirmative steps to search for, or locate, a target business, or has had any contacts, preliminary or otherwise, with potential target businesses. Clarify whether any potential target business has communicated with management or an affiliate.

35.   The last sentence under the subcaption states that "a business combination may involve a company that may be financially unstable or in the early stages of development or growth." Please explain how such a target company is compatible with the criteria cited at pages 41-42. These criteria include, among others, financial condition and results of operations; experience and skill of the target's management; earnings before interest, taxes, depreciation and amortization charges; consistent operating margins; stability and continuity in customer relationships; and capital requirements. We note also that a financially unstable company or early stage development company is not cited in the prospectus summary. Please advise or revise.

36.   Please discuss whether the company would consider a business combination with a "distressed company," and, if so, disclose management's experience with turn-around situations. We also note the disclosure, see, e.g., page 16 of the prospectus, that, "... the future role of our key personnel following a business combination ... cannot presently be fully ascertained." Please explain how investors would benefit from an acquisition of a company with a history of poor operating performance, if underperforming management were retained.

Liquidation if no business combination, page 45

37.   The prospectus states at page 45 that Mr. Jenkins has entered into an agreement with the company and CRT Capital Group LLC providing that, if the company liquidates prior to the consummation of a business combination, he will be personally liable to ensure that the proceeds of the trust account are not reduced. Please provide a copy of the agreement as an exhibit to the prospectus.

Comparison to Offerings of Blank Check Companies, page 48

38.   In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly.

Management, page 51

39.   Fore each officer and director, please describe all employment during the past five years. See Item 401(e)(1) of Regulation S-K. In the description, please include the name and business of the person's employer, beginning and ending dates of employment, the positions held and a brief description of the employer's business. Also include any other directorships held by each director as required by Item 401(e)(2) of Regulation S-K.

40.   Please disclose the period during which each person has served as a director, as required by Item 401(a) of Regulation S-K.

Certain Relationships and Related Transactions, page 54

41.   Please include the warrant purchases by the officers and directors. See Item 404 of Regulation S-K.

Principal Shareholders, page 58

42.   It appears that the beneficial ownership table, in regards to Messrs. Moshenek and Emswiler, should include the full ownership of the company by Shermen WSC Holding LLC. The footnotes could explain each person's ownership in Shermen WSC Holding.

Underwriting, page 70

43.   The prospectus generally refers to CRT Capital Group LLC as the underwriter. There is a reference, however, to "either of the underwriter" [sic] in the fourth full paragraph at page 70, and Note E to the Financial Statements describes the company at F-9 as the representative of the underwriters. Please clarify.

Financial Statements

Note E- Commitments, F-9

44.   We note that you agreed to pay CRT Capital Group, LLC investment banking fee
        of $1,000,000 at the closing of your business combination. Please revise your
        footnote disclosure to include the material terms of this commitment, including
        whether you have any obligation to the underwriter in the event that no business
        combination is consummated. We note your disclosure of a volatility assumption
        of 18.79%. Please tell us why you believe the volatility of a broad based index
        (e.g., Bloomberg US Agricultural Index) provides a reasonable volatility estimate
        for your company. Please note, that because of the effects of diversification that
        are present in an industry sector index, the volatility of an index should not be
        substituted for the average of volatilities of otherwise similar entities in a fair
        value measurement. Consider using specific companies with similar
        characteristics that would be comparable to your target industry, stage of life
        cycle, size, and financial leverage. Please revise accordingly.

 General

45.   Please provide a currently dated consent in any amendment and consider the
        updating requirements of Rule 3-12 of Regulation S-X.

Part II

Item 15. Recent Sales of Unregistered Securities

46.   Please include the warrant purchases by officers and directors. See Item 701 of
        Regulation S-K.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler, Esq.
        Fax: (212) 698-3599